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                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

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                   Nooney Real Property Investors-Four, L. P.
                (Name of Registrant as Specified in Its Charter)

                           Millenium Investors 2, LLC
                   (Name of Person(s) Filing Proxy Statement)

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                                 AMENDMENT NO. 4
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                   NOONEY REAL PROPERTY INVESTORS-FOUR, L. P.
                                       by
                           MILLENIUM INVESTORS 2, LLC
                     a California limited liability company

                                November 30, 1999


     Millenium Investors 2, LLC, a California limited liability company ("Millenium"), hereby amends its Solicitation of Consents dated July 15, 1999, as previously amended to date (the "Solicitation"), by which Millenium is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Real Property Investors-Four, L. P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Millenium as the new general partner of the Partnership, and to approve the liquidation of the Partnership and final distribution of its assets to the Limited Partners.

     The solicitation of Consents is hereby terminated as of November 30, 1999, at 5:00 p.m. Eastern Time (the "Expiration Date"). The solicitation of Consents has been terminated in response to the recent change of control of the Partnership. According to the Current Report on Form 8-K filed on November 10, 1999, the Partnership's managing general partner is now owned and controlled by Bond Purchase, L.L.C., which beneficially owns 654 limited partnership units of the Partnership.

     Millenium received Consents with respect to 6,317 limited partnership units (approximately 47% of the outstanding units). Of the Consents received, 95% were voted in favor of Millenium's proposals. Millenium believes it would have received more Consents, but the Partnership's former general partners refused to provide Millenium's affiliates with a current list of limited partners even though they were legally obligated to do so.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  This Solicitation of Consents has expired at 5:00 p.m. Eastern Time on November 30, 1999.